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Annual Audited Report
Form X-17A-5
Part III
FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/19 AND ENDING 6/30/20
MMIDDIYY *MIDDIYY*

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Roth Capital Partners, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 San Clemente Drive 4th Floor
(No. and Street)
Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSMUSLLP
(Name -- if individual, state last, first, middle name)

515 S. Flower Street, Los Angeles, CA 90071
(Address) City State Zip Code

CHECK ONE:

..x_Certified Public Accountant
_Public Accountant
_Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Roth Capital Partners, LLC (the "Company") as of June 30, 2020, and for the year then ended are true and correct. I further swear (or affirm) that neither the Company nor any member, pr. prietor, principal officer or director has any proprietary interest in any account classified solely as that o customer.

KATHLEEN HANG DIAZ
Notary Public • California
Oran9e County
Cotnmission # 230H27
My Comm. Expires Sep 26. 2023

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- (x) Report of Independent Registered Public Accounting Firm.
- (x) (a) Facing Page.
- (x) (b) Consolidated Statement of Financial Condition.
- (x) (c) Consolidated Statement oflncome (Loss).
- (x) (d) Consolidated Statement of Cash Flows.
- (x) (e) Consolidated Statement of Changes in Members' Equity.
- () (t) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not applicable).
- (x) Notes to Consolidated Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (see Schedule g).
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
- (x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
- () U) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
- () (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
- (x) (1) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report (Bound Separately).
- (x) (n) A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm (Bound Separately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSI\A

Report of Indepe

ndent Registered Public Accounting Firm **RSMUSLLP**

To the Board of Managers
Roth Capital Partners, LLC
Newport Beach, California

/

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiary (the Company) as of June 30, 2020, and the related notes to the consolidated financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

-P,SN // J..l..P

We have served as the Company's auditor since 2019.

Los Angeles, California
August 26, 2020

ROTH CAPITAL PARTNERS, LLC

CONSOLIDAIED STAIEMENTOF FINANCIAL CONDITION
AS OF JUNE 30, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$18,095,332
CASH - RESTRICTED (Note 1)	212,596
RECEIVABLE FROM CLEARING BROKERS	8,724,153
RIGHT OF USE - OPERATING LEASES	6,893,916
RECEIVABLES, NET (allowance for doubtful accounts of $0)	7,077,698
SECURITIES OWNED (Note 2):	
Marketable - at fair value (including $1,078,198 securing payables to employees)	6,827,621
Not readily marketable - at fair value (including $4,244,042 securing payables to employees)	11,594,838
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS- At cost - less accumulated depreciation and amortization of $5,325,874	648,175
. OTHERASSETS	1,841,611
TOTAL	$61,915,940

LIABILITIES AND M8111BERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$10,431,149
SALARIES, COMMISSIONS, AND BONUSES PAY ABLE	12,455,954
PAYABLEST O EMPLOYEES FOR SECURITIES OWNED (Note 4)	5,322,240
SECURITIES SOLD BUT NOT YET PURCHASED-At fair value	341
Total liabilities	28,209,684
MEMBERS' EQUITY	33,706,256
TOTAL	$61,915,940

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001 and is majority owned (99.5%) by CR Financial Holdings, Inc. (the "Parent"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by two broker-dealers on a fully disclosed basis.

The Company's accompanying consolidated statement of financial condition includes the results of our wholly owned affiliate, BTG Investments LLC (BTG), which is solely engaged in principal investment activities. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation - The consolidated statement of financial condition of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates –The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions - Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded when declared. Gains and losses are recorded on an average cost basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash balances of $17,268,171 held in demand deposit accounts maintained at various banks and $827,160 in money market mutual funds. Money market mutual funds are valued through the use of quoted market prices (a Level 1 input), or $1, which is generally the net asset value of the fund. The combined weighted-average yield of the cash in banks, money market accounts and cash equivalents is approximately 0.001%.

At June 30, 2020, of the total cash and cash equivalents amounts described above, $510,105 are fully insured by the Federal Deposit Insurance Corporation.

Cash - Restricted - Restricted cash is primarily $196,968 held as collateral for a standby letter of credit (see footnote 7), and the remaining $15,628 are uninvested funds held in four separately managed accounts managed by an affiliate of the Company.

Receivable from Clearing Brokers -The Company dual clears through two separate broker-dealers, the first clears exclusively the Company's institutional customer account business and the second clearing broker-dealer clears its retail customer account business.

Amounts receivable from clearing brokers at June 30, 2020 consist of the following:

Receivables from clearing organizations	$	7,966,004
Deposits held at clearing organizations		626,432
Fees and commissions receivables		131,717
	$	8,724,153

Receivables, net - Receivables include receivables relating to the Company's investment banking and advisory engagements totaling $1,756,595 and also receivables from other broker-dealers totaling $5,321,103 in connection with the Company participating as a co-manager in underwritings or co-placement agent activities. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Receivables which are deemed to be uncollectible are charged off and deducted from the allowance. At the beginning and ending of the year, there was no balance in the allowance for doubtful accounts. During the year ending June 30, 2020 there was $799,000 of write offs charged to bad debt expense.

Securities Owned - Marketable securities owned are comprised of common stock and are valued at current market prices and changes in fair value are recorded through earnings. Securities not readily marketable consist of common stock of public and private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold or accessed because of other arrangements, restrictions, or conditions applicable to the securities and cash. Securities not readily marketable are recorded at fair value determined by the Company's management with changes in fair value recorded through earnings.

Deferred Deal Expense - In connection with its participation in an underwriting of securities and other corporate finance activities, the Company may receive various types of revenues as well as incur various related expenses which include but are not limited to marketing and advertising fees, legal fees, and other costs associated with setting up the syndicate group. When the related underwriting expenses are incurred prior to the actual issuance of the securities, such expenses are deferred and recognized at the time the related revenues are recorded. In the event that the transaction is not completed and the securities are not issued and the contract terminated, the entities that have agreed to participate in the costs associated with the underwriting or the financing activity write these costs off immediately to expense. Included in Other Assets is deferred deal expense totaling $672,753.

Financial Assets and Liabilities Not Carried at Fair Value - Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets include receivables and payables.

Securities Sold But Not Yet Purchased - Securities sold but not yet purchased are comprised of common stock recorded at fair value. The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the fair value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities.

Revenue Recognition - The following is a description of the Company's accounting policies in accordance with Topic 606.

Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing charges are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial.instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Corporate Finance and Syndicate Income - The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriated for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue and included in accounts payable and accrued liabilities on the consolidated statement of financial condition. At June 30, 2020, all deferred revenue amounts are immaterial.

Depreciation and Amortization - Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

New Accounting Pronouncements - Effective July 1, 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842). The new standard requires lessees to record an operating lease right-of-use asset, representing the right to use the underlying asset for the lease term, and a corresponding liability to make lease payments equal to the present value of future rental payments on the consolidated statement of financial condition for all leases with a term greater than one year. As most leases do not state a discount rate, the Company utilizes its incremental borrowing rate based on information available at the date of adoption to determine the present value of the lease payments. The weighted average discount used was 6.0%. Upon adoption of the new standard on July 1, 2019, the Company recognized an operating lease right-of-use asset and associated operating lease right of use liability for operating leases of $9,231,959. As of June 30, 2020, the operating lease right-of-use asset is $6,893,916 and the associated liability is $7,400,643 and is included in accounts payable and accrued liabilities on the consolidated statement of financial condition. Expense from operating leases is calculated and recognized on a straight line basis over the applicable lease periods, taking into account rent holidays, lease incentives and escalating rent terms.

2. SECURITIES OWNED

Marketable securities owned (at fair value), held as of June 30, 2020, consist of unencumbered equity securities totaling $5,749,422 and equity securities held as collateral for employee payables totaling $1,078,199. Included in marketable securities owned are four separately managed accounts totaling $1,212,109 managed by an affiliate of the Company. Not readily marketable securities consist of the following investments, at estimated fair value:

Not Readily Marketable Securities	Collateral for Employee Payables	Unencumbered	Total
Common stock	$ 253,877	$ 2,276,919	$ 2,530,796
Privately held equity investments		87,842	87,842
Warrants	3,990,165	4,986,035	8,976,200
Total	$ 4,244,042	$ 7,350,796	$ 11,594,838

3. FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 - Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants for which there are market-based implied volatilities and thinly traded common stock.

Level 3 - Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair

value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following valuation techniques and inputs are used by the Company in assessing the fair value of its securities owned, securities sold but not yet purchased, and short-term investments:

Common Stock - Equity securities that are actively traded on a securities exchange are carried at fair value based on quoted prices from the applicable exchange and are classified as Level 1 securities. Equity securities traded on inactive markets are fair valued using significant other observable inputs including recently executed transactions adjusted as applicable for the integrity of the market sector and issuer, the individual characteristics of the security, and information received from other market sources pertaining to the issuer or security. Equity securities traded on inactive markets may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations. Equity securities subject to a restriction on sale that are publicly traded investments in active markets are reported at the market closing price less a discount, as appropriate, as determined in good faith to reflect restricted marketability. Restricted securities may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations.

Warrants- For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as company specific volatility, current market price, and discount factors based on a U.S. Treasury yield curve. In certain cases, management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. To the extent that these inputs are observable, the fair values of warrants would be categorized as Level 2; otherwise the fair values would be categorized as Level 3. The fair value of warrants categorized as Level 2 was $8,506,607 for the year ended June 30, 2020.

Privately-Held Equity - Privately-held equity includes common stock and warrants. The methods used to estimate the fair value of private investments include: (1) the public market comparable method whereby fair value is derived by reference to observable valuation measures for comparable companies or assets adjusted by the Company for differences between the investment and the referenced comparables, (2) the discounted cash flow method whereby estimated future cash flows and estimated weighted average cost of capital are used to calculate fair value, (3) the cost of a recent transaction that occurs at or near the measurement date, and (4) bid prices for pending transactions. Inputs in these methods are based on the best information available and are determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation, and amortization (EBITDA), balance sheets, public or private transactions, valuations for publicly-traded comparable companies, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Company's own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). These valuation methodologies involve a significant degree of judgment and therefore the fair value estimate is categorized as Level 3. Due to the absence ofreadily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2020:

	Level 1	Level 2	Level 3	Total
ASSETS:				
Common stock - U.S. securities owned:				
Consumer products	$ 422,311	$ -	$ 87,842	$ 510,153
Healthcare	2,700,339	599,402		3,299,741
Industrial & energy	120,236	2,116	1,929,278	2,051,630
Services- consumer & financial	2,331,032			2,331,032
Technology	41,595			41,595
Managed accts-US mid cap	235,445			235,445
Managed accts-US large cap	261,101			261,101
Managed accts-f>reign equities	715,562			715,562
Common stock	6,827,621	601,518	2,017,120	9,446,259
Warrants:				
Consumer products		4,858,947	417,164	5,276,111
Healthcare		3,132,582		3,132,582
Industrial & energy		191,159	52,429	243,588
Services- consumer & financial		38,012		38,012
Technology		285,907		285,907
Warrants		8,506,607	469,593	8,976,200
TOTAL	$ 6,827,621	$ 9,108,125	$ 2,486,713	$ 18,422,459
L[ABILITIES:				
Securities sold not yet purchased-				
Common stock:				
Healthcare	$ (341)	$ -	$ -	$ (341)
Common stock	$ (341)	$ -	$ -	$ (341)

The following table provides quantitative information about our Level 3 fair value measurements of our securities owned-not readily marketable as of June 30, 2020. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

Assets:	**Balance as of June 30, 2020**	**Valuation Techniques**	**Unobservable Inputs**	**Range (Weighted Average)**
Warrants	$ 469,593	Black Scholes	Discount for Lack of Marketability	30%
Common Stock	$ 2,017,120	Transaction Price	Discount for Lack of Marketability	50%

4. RELATED PARTY TRANSACTIONS

The Company makes payments for operating expenses on behalf of its affiliate, BTG. The associated intercompany balance is eliminated in consolidation.

The Company also provides administrative services, shared space and equipment to its Parent and other affiliates. Certain Company administrative officers' compensation was allocated to the Parent using a fixed percentage of the officers' base compensation. Payments made by the Parent and affiliates were based on lease and use agreements with the Company. Lease and use payments received reduced the Company's occupancy and equipment expense.

The Company sold its investment in a limited partnership interest for $161,916 to its Parent company on June 29, 2020.

As of June 30, 2020, the Company has an investment in a publicly traded affiliate, Roth CH Acquisition I. Co. formed as a blank check company (symbol "ROCHU") valued at $1,929,278 and which shares common management by two of the Company's executive managers. ROCHU recently completed an initial public offering on May 5, 2020 for which the Company earned investment banking fees and related commissions. The Company and the Company's executive management have a combined 9.65% ownership in the total outstanding shares of ROCHU as of June 30, 2020.

The Company invests funds through separately managed accounts which are managed by an affiliate. The securities and cash are held at third party custodians and all transaction costs incurred are included in floor brokerage and clearing charges.

Payable to Employees for Securities Owned totaling $5,322,240 represent amounts accrued as compensation to executive management and certain investment banking and commissioned employees associated with the fair value of securities owned by the Company. The accrual is based on a fixed percentage of the fair value of the security. The amounts are considered discretionary and payments are made to existing employees only from realized proceeds from various security positions owned by the Company.

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements. The members are required to report their proportionate shares of income on their individual tax returns.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce member's equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. Federal and certain foreign jurisdictions.

As of June 30, 2020, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2016 and by state tax authorities for tax years before 2015. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to June 30, 2020. As a result, no other income tax liability or expense has been recorded in the accompanying consolidated statement of financial condition.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with three months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $415,585 for the benefit plan year ended June 30, 2020.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions - The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after the trade date. If customers do not fulfill their contractual obligatioris, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions - In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2020, relating to such commitments will have no material impact on the Company's consolidated financial condition.

Litigation - The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated statement of financial condition.

Leases - The Company leases office facilities under noncancelable operating leases having terms through 2026 with a weighted average lease term of 4.6 years at June 30, 2020. The following is a schedule of the Company's operating lease liabilities by contractual maturity:

Year Ending June 30	Commitment Undiscounted Cash Flows	Commitment Discounted Cash Flows
2021	2,014,516	1,807,594
2022	2,043,933	1,764,182
2023	2,109,556	1,715,017
2024	1,569,503	1,209,884
2025	762,256	549,866
2026	516,005	354,100
	$ 9,015,769	$ 7,400,643

The terms of the leases require the Company to pay all executing costs such as maintenance and insurance. The Company has elected to not separate lease and non-lease components. Short term lease costs were not material for the year ended June 30, 2020.

Letter of Credit - The Company secured an irrevocable standby letter of credit for the benefit of its landlord for the required security deposit for the Company's office facility in New York.

The Bank letter of credit is in the amount of $194,693. The letter of credit expires on August 31, 2020 and contains a provision for automatic extension without written amendment, for one year periods to August 31 in each succeeding calendar year.

The letter of credit was collateralized by $196,968 of cash at June 30, 2020 which was included as restricted cash on the consolidated statement of financial condition.

Indemnifications - In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the

warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

As of June 30, 2020, the volume of the Company's warrant activities, based on the number of shares and fair value, categorized by primary underlying risk, is as follows:

Primary Underlying Risk		Shares	Value
Equity -	warrants publicly traded	5,657,462	$ 8,506,607
Equity -	warrants private companies	729,627	469,593
		6,387,089	$ 8,976,200

Assets related to warrants are presented as "SECURITIES OWNED- Not readily marketable" on the consolidated statement of financial condition. The above table identifies the fair value of warrants not accounted for as hedging instruments included in the consolidated statement of financial condition, categorized by primary underlying risk, as of June 30, 2020. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

The volume of derivative activity as of June 30, 2020, as presented above, is representative of the level of derivative used by the Company during the year ended June 30, 2020.

9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. At June 30, 2020, the Company has net capital of$13,183,890 computed under the alternative method, which is $12,504,390 in excess of its required net capital. The accounts of BTG have been included in the computation of net capital by the Company.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule l 5c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2020 and through August 26, 2020, the date the consolidated financial statements were available to be issued. On August 6, 2020, the Company received loan proceeds totaling $1,750,000 from a Small Business Administration (SBA) Paycheck Protection Program **(PPP)** five year 7(a) loan with annual interest of 1% and a maturity date of August 4, 2025.

Subsequent to the fiscal year ended June 30, 2020, the global outbreak of the coronavirus ("COVID-19") pandemic continues to have adverse consequences on the U.S. and global economies. The ultimate economic fallout from the pandemic, and the long term impact on economies, markets, industries and individual broker-dealer firms remains uncertain. As of August 26, 2020 there is no indication of a reportable subsequent event impacting the Company's financial statements for the fiscal year ended June 30, 2020. The Company cannot predict the extent to which its financial condition and results of operations will be affected at this time. The potential impact to our results will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of COVID-19. The Company continues to observe and respond to the evolving COVID-19 environment and its potential impact on areas across its business.

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